UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Lattice Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518415104

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 518415104

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,664,095
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,664,095
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,664,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 518415104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 7, 2018, Lion Point, Lion Point Capital, Lion Point Capital GP, Lion Point Holdings GP, Didric Cederholm and Jim Freeman (collectively, the “Lion Point Group”) entered into a letter agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).

 Pursuant to the terms of the Agreement, the Issuer agreed, among other things: (i) within five business days following the execution of the Agreement, to increase the size of the Board from eight to 11 members and appoint James P. Lederer, John E. Major and Krishna Rangasayee (the “New Directors”) to the Board; (ii) reduce the size of the Board to nine members as of the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”) and nominate nine individuals (including the New Directors) for election at the 2018 Annual Meeting; (iii) to use its reasonable best efforts to hold the 2018 Annual Meeting no later than June 15, 2018; (iv) to appoint at least one New Director to each of the Nominating and Governance Committee and the Audit Committee within three business days following their appointment to the Board; (v) within 10 days following the appointment of the New Directors to the Board, to reconstitute the Compensation Committee so that it is composed of four directors, consisting of two of the New Directors and two directors serving on the Board as of March 7, 2018; and (vi) to consult with the Lion Point Group regarding an amendment to the Compensation Committee’s charter.

In the event that either of Messrs. Lederer or Major or any Replacement Director (as defined in the Agreement) is unable or unwilling to serve as a director, resigns or is removed as a director prior to the expiration of the Restricted Period (as defined below and in the Agreement), and at such time the Lion Point Group beneficially owns Net Long Shares (as defined in the Agreement) representing in the aggregate at least the lesser of (a) five percent of the Issuer’s then-outstanding common stock and (b) 6,168,284 shares, then the Lion Point Group will have the ability to recommend one or more replacement director candidates in accordance with the Agreement (any such replacement director candidate, when appointed to the Board, will be referred to as a “Replacement Director”). Any Replacement Director must (i) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld); (ii) qualify as “independent” pursuant to Nasdaq Stock Market listing standards; (iii) have the relevant financial and business experience to be a director of the Issuer; (iv) satisfy the publicly disclosed guidelines and policies with respect to service on the Board; and (v) be independent of Lion Point (for the avoidance of doubt, the nomination by Lion Point of such person to serve on the board of any other company will not (in and of itself) cause such person to not be deemed independent of Lion Point).

The Agreement further provides that during the Restricted Period, at each annual or special meeting of the Issuer’s stockholders at which a proposal is included relating to the election or removal of directors, the Lion Point Group will (a) cause all Voting Securities beneficially owned by the Lion Point Group to be present for quorum purposes; and (b) vote all Voting Securities beneficially owned by the Lion Point Group on any proposals relating to the election or removal of directors in a manner that is consistent with the recommendation of the Board.  At the 2018 Annual Meeting, the Lion Point Group will vote in favor of the Board’s slate of director nominees and in accordance with the Board’s recommendation with respect to any other proposal presented at the 2018 Annual Meeting, except if, as of the date of the 2018 Annual Meeting, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both recommend a vote “against” or “abstain” on Issuer’s “say-on-pay” proposal or any other proposal presented at the 2018 Annual Meeting (other than any proposal relating to the election or removal of directors), then the Lion Point Group will be permitted to vote in accordance with the ISS and Glass Lewis recommendations on that proposal.

8

CUSIP NO. 518415104

Pursuant to the Agreement, the Lion Point Group and certain of their affiliates have agreed to certain customary standstill provisions lasting from the date of the Agreement until the earlier of (1) 11:59 p.m., Pacific time, on the day that is 15 business days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the Issuer’s 2019 Annual Meeting of Stockholders; and (2) the date that is 100 days prior to the first anniversary of the 2018 Annual Meeting (such period, the “Restricted Period”). The standstill provisions provide, among other things, that the Lion Point Group and certain of their affiliates cannot: (i) solicit proxies regarding any matter to come before any annual or special meeting of stockholders of the Issuer, including the election of directors; (ii) enter into a voting agreement or any “group” with stockholders of the Issuer, other than with other Investors (as defined in the Agreement); (iii) encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (iv) submit any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders; or (v) acquire any securities of the Issuer or rights that would result in the Investors owning more than 14.9% of the then-outstanding Voting Securities (as defined in the Agreement).

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 7, 2018, the Lion Point Group and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated as of March 7, 2018, among Lattice Semiconductor Corporation, Lion Point Capital, LP, Lion Point Master, LP, Lion Point Capital GP, LLC, Lion Point Holdings GP, LLC, Didric Cederholm and Jim Freeman.

9

CUSIP NO. 518415104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Chief Investment Officer

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Managing Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

10